LARRY D. IRICK

Vice President, General Counsel

and Corporate Secretary

September 15, 2006

VIA EDGAR AND FAX

Re:	Westar Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Filed March 13, 2006 and May 9, 2006

File No. 1-3523

Mr. Anthony Watson

and

Mr. William Thompson

and

Mr. James Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Allegretto:

We are submitting our responses to your letter dated August 15, 2006 to Mr. James S. Haines, Jr. For your convenience, the responses are numbered to correspond to the comment numbers in your letter. The Westar Energy 2005 Form 10-K and the Westar Energy 2006 first quarter Form 10-Q are, collectively, referred to in this letter as the “Reports”.

Pursuant to the request in your letter, we acknowledge that (i) the adequacy and accuracy of the disclosure in the Reports is our responsibility, (ii) Staff comments or changes to disclosure in the Reports in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or by any other person under the federal securities laws of the United States.

Capitalized terms used in this response that are not otherwise defined have the respective meanings given them in the Reports.

818 S Kansas Ave / P.O. Box 889 / Topeka, Kansas 66601

Telephone: (785) 575-1625 / Fax: (785) 575-8136

Internet: larry_irick@wr.com

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Cash Flows, page 54

1.	Please tell us why you classify changes in restricted cash and cash equivalents as cash flows from investing activities as opposed to cash flows from operating activities. In that regard, we note that restricted cash and cash equivalents primarily provide security for a prepaid capacity and transmission agreement and do not appear to stem from transactions defined as investing activities. Please refer to paragraphs 22(c) and 23(e) of SFAS 95.

Company Response:

Substantially all the restricted cash on our balance sheet results from a long-term agreement entered into in 1994 to provide wholesale capacity and transmission service to a municipal power authority through the year 2013. Under the agreement, we received a prepayment for services of approximately $41 million at the onset of the agreement. This prepayment was not restricted by the agreement and was used in our general operations. Accordingly, we treated the prepayment as a cash inflow from operating activities. Pursuant to the terms of the agreement, in the event our credit ratings fell below investment grade, we would be required to deposit cash in a separate account in an amount equal to the balance of the prepayment for which services had not been provided. Accordingly, in 2000, given the change in our credit ratings to below investment grade, we deposited $36.7 million in an account that we established with a financial institution and maintained in our name with the municipal power authority as beneficiary in the event of our default under the agreement to provide service. The initial deposit was equal to the unearned revenue under the agreement at the time our credit ratings fell below investment grade. We made all decisions regarding the investment of these funds and any income from this investment activity accrued to us. When we made the initial investment pursuant to the agreement in 2000, we classified the deposit as restricted cash in accordance with the guidance provided in paragraph 1 of SEC Regulation S-X, Rule 5-02 and Accounting Research Bulletin 43 chapter 3a, paragraph 6.

Subsequent to the initial deposit and through May 2006 when all restrictions were released, we withdrew funds from this investment as amounts were earned and restrictions lapsed under the agreement. Changes in the balance of this investment, other than changes relating to interest income, were reported as cash flows from investing activities similar to other investments we hold.

We view the deposit in a restricted cash account as the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, we believe deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which should be presented within investing activities. Consistent with that analysis, we believe

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

that withdrawals of interest earned on restricted cash balances represent a return on investment, which we present within operating activities. We believe our conclusion to present changes in the restricted cash account, other than changes relating to interest income, as investing activities as opposed to operating activities is consistent with the guidance in paragraphs 15 – 17 of SFAS No. 95. Furthermore, we believe our presentation is supported by paragraph 24 of SFAS No. 95, which states in part the following:

Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. For example, the acquisition and sale of equipment to be used by the enterprise or rented to others generally are investing activities. However, equipment sometimes is acquired or produced to be used by the enterprise or rented to others for a short period and then sold. In those circumstances, the acquisition or production and subsequent sale of those assets shall be considered operating activities.

Consolidated Statement of Stockholders’ Equity, page 55

2.	Please provide us with a summary of capital transactions for each year presented together with reconciliations to the cash and non-cash transactions reflected in the statements of cash flows and in supplemental cash flow information in Note 2 and to preferred dividends reflected in the statements of income. In doing so, please include reconciliations of non-cash stock compensation, issuance of stock, net, reissuance of treasury stock and cash dividends paid. In future filings, please consider revising your presentation and related disclosures to facilitate an understanding of the changes in your capital accounts.

Company Response:

The tables that follow provide a summary of capital transactions and reconciliations of the cash and non-cash transactions reflected in our financial statements for the years ended December 31, 2005, 2004 and 2003. The amounts shown in the tables are in thousands of dollars. For future filings we will modify our consolidated statements of shareholders’ equity such that changes in the individual components of shareholders’ equity will be presented in a columnar format.

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

2005:

Reconciliation of Dividends Accrued as Indicated on the Statement of Shareholders’ Equity to Dividends Paid as Indicated on the Statement of Cash Flows

Dividends declared on preferred stock charged to retained earnings as reported on the income statement		$(970)
Dividends declared on common stock charged to retained earnings		(79,706)

Total dividends declared in 2005		(80,676)
Adjustments to determine cash dividends paid:
Dividends declared in December 2005 paid in January 2006	$18,776
Dividends declared in December 2005 reinvested in January 2006	1,438
Dividends declared in 2005 reinvested in common stock	4,407
Dividends declared in December 2004 paid in January 2005	(18,538)

Total adjustments		6,083

Total cash dividends paid per consolidated statement of cash flows		$(74,593)

Reconciliation of Amortization of Restricted Stock Units as Indicated on the Statement of Shareholders’ Equity to Non-cash Compensation as Indicated on the Statement of Cash Flows

Amortization of restricted stock units included in unearned compensation		$3,019
Adjustments to determine total non-cash compensation:
Amortization of other non-cash compensation	$18
Reinvested deferred dividends	188
Stock options	(6)

Total adjustments		200

Total non-cash compensation per consolidated statement of cash flows		$3,219

Reconciliation of Issuance of Stock, Net, as Indicated on the Statement of Shareholders’ Equity to Issuance of Stock as Indicated on the Statement of Cash Flows and Supplemental Cash Flow Information

Issuance of common stock	$4,028
Issuance of common stock, net, credited to paid in capital	13,171

Total issuance of common stock per consolidated statement of shareholders’ equity	17,199
Adjustments to reconcile to statement of cash flows:
Stock options exercised credited to paid in capital stock compensation	113

Total adjusted issuance of common stock	$17,312

Issuance of common stock, net, per consolidated statement of cash flows	$5,584
Issuance of common stock, per supplemental cash flow in Note 2 of the Notes to Consolidated Financial Statements	11,728

Total issuance of common stock	$17,312

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

2004:

Reconciliation of Dividends Accrued as Indicated on the Statement of Shareholders’ Equity to Dividends Paid as Indicated on the Statement of Cash Flows

Preferred dividends net of retirements credited to paid in capital	$653
Deduct:
Adjustments to reclassify prior period purchase of company stock from subsidiary (a)	1,380

Preferred dividends charged to paid in capital		$(727)
Preferred dividends net of retirements charged to retained earnings	(1,074)
Deduct:
Adjustments to reclassify prior period purchase of company stock from subsidiary (a)	(831)

Preferred dividends charged to retained earnings		(243)

Total preferred dividends as reported on the income statement		(970)
Dividends declared on common stock charged to paid in capital		(46,473)
Dividends declared on common stock charged to retained earnings		(19,786)

Total dividends declared in 2004		(67,229)
Adjustments to determine cash dividends paid:
Dividends declared in December 2004 paid in January 2005	18,538
Dividends declared in December 2004 reinvested in January 2005	1,480
Dividends declared in 2004 reinvested in common stock	3,770
Dividends declared in December 2003 paid in January 2004	(12,748)

Total adjustments		11,040

Total cash dividends paid per consolidated statement of cash flows		$(56,189)

Reconciliation of Amortization of Restricted Stock Units as Indicated on the Statement of Shareholders’ Equity to Non-cash Compensation as Indicated on the Statement of Cash Flows

Amortization of restricted stock units included in unearned compensation		$6,838
Adjustments to determine total non-cash compensation:
Amortization of other non-cash compensation	$927
Reinvested deferred dividends	130
Stock options	21

Total adjustments		1,078

Total non-cash compensation per consolidated statement of cash flows		$7,916

(a)	Difference recorded as a direct credit to retained earnings.

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

2004 Continued:

Reconciliation of Issuance of Stock, Net as Indicated on the Statement of Shareholders’ Equity to Issuance of Stock as Indicated on the Statement of Cash Flows and Supplemental Cash Flow Information

Issuance of common stock	$65,948
Issuance of common stock, net, credited to paid in capital	192,337

Total issuance of common stock per consolidated statement of shareholders’ equity	$258,285

Issuance of common stock, net, per consolidated statement of cash flows	$245,130
Issuance of common stock included in supplemental cash flow total in Note 2 of the Notes to Consolidated Financial Statements	13,155	$13,155

Total issuance of common stock	$258,285

Reconciliation of Issuance of Treasury Stock as Indicated on the Statement of Shareholders’ Equity to Issuance of Treasury Stock as indicated on the Statement of Cash Flows and Supplemental Cash Flow Information

Issuance of treasury stock credited to paid in capital	$1,230
Issuance of treasury stock	2,391
Issuance of treasury stock charged to retained earnings	(175)

Total issuance of treasury stock per consolidated statement of shareholders’ equity	$3,446

Reissuance of treasury stock per consolidated statement of cash flows	$1,927
Reissuance of treasury stock included in supplemental cash flow total in Note 2 of the Notes to Consolidated Financial Statements	1,519	1,519

Total reissuance of treasury stock	$3,446

Total issuance of common stock for reinvested dividends and RSUs per supplemental cash flow information		$14,674

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

2003:

Reconciliation of Dividends Accrued as Indicated on the Statement of Shareholders’ Equity to Dividends Paid as Indicated on the Statement of Cash Flows

Preferred dividends net of retirements credited to paid in capital	$728
Deduct:
Adjustment related to preference stock retired in prior period	1,696

Preferred dividends as reported on the income statement		$(968)
Dividends on common stock charged to paid in capital	(53,501)
Add:
Adjustment for dividends previously accrued	(1,359)

Dividends declared on common stock charged to paid in capital		(54,860)

Total dividends declared in 2003		(55,828)
Adjustments to determine cash dividends paid:
Dividends declared in December 2003 paid in January 2004	12,748
Dividends declared in December 2003 reinvested in January 2004	1,293
Dividends declared in 2003 reinvested in common stock	3,859
Dividends declared in December 2002 and paid in January 2003	(19,798)

Total adjustments		(1,898)

Total cash dividends paid per consolidated statement of cash flows		$(57,726)

Reconciliation of Amortization of Restricted Stock Units as Indicated on the Statement of Shareholders’ Equity to Non-cash Compensation as Indicated on the Statement of Cash Flows

Amortization of restricted stock units included in unearned compensation		$6,494
Adjustments to determine total non-cash compensation:
Amortization of other non-cash compensation	$217
Reinvested deferred dividends	128
Stock options	46

Total adjustments		391

Total non-cash compensation per consolidated statement of cash flows		$6,885

Reconciliation of Issuance of Treasury Stock as Indicated on the Statement of Shareholders’ Equity to Issuance of Treasury Stock as Indicated on the Statement of Cash Flows and Supplemental Cash Flow Information

Issuance of treasury stock credited to paid in capital		$671
Issuance of treasury stock		16,313
Issuance of treasury stock charged to retained earnings		(135)

Total issuance of treasury stock per consolidated statement of shareholders’ equity		16,849
Adjustments to determine issuance of treasury stock:
Purchase of treasury stock from subsidiary	$(68)
Stock distributed related to deferred compensation	(16)

Total adjustments		(84)

Total adjusted issuance of treasury stock		$16,765

Reissuance of treasury stock per consolidated statement of cash flows		$7,260
Reissuance of treasury stock per supplemental cash flow in Note 2 of the Notes to Consolidated Financial Statements		9,505

Total reissuance of treasury stock		$16,765

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

Note 14. Commitments and Contingencies, page 85

3.	Please tell us whether it is reasonably possible that the EPA will assess a penalty in connection with the investigation regarding projects and maintenance activities at the three coal-fired plants you operate. If so, please tell us whether you are able to estimate the possible loss or range of loss. In addition, in future filings, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5.

Company Response:

It is reasonably possible that the EPA will assess a penalty in connection with the investigation regarding projects and maintenance activities at our coal-fired facilities. We are not able to estimate the possible loss or range of loss, and until such time that we are able to provide such an estimate we will include disclosure that we cannot estimate the potential loss.

Controls and Procedures, page 101

4.	We note that the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures includes a partial definition of disclosure controls and procedures. When you include a definition of controls and procedures in the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures it should encompass the entire definition in Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, please revise to also state that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Company Response:

We will include requested disclosure in future filings. The disclosure controls and procedures paragraph will read as follows in subsequent filings (with changes noted in italics and underlined):

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. These controls and procedures are designed to ensure that material information relating to the company and its subsidiaries is communicated to the chief executive officer and the chief financial

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

officer. Based on that evaluation, our chief executive officer and our chief financial officer concluded that, at December 31, 2005, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to the chief executive officer and the chief financial officer, and recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

5.	Please address the comments above in your Forms 10-Q as well.

Company Response:

To the extent applicable, we will address the comments in our Forms 10-Q and modify our disclosure accordingly.

Note 2. Summary of Significant Accounting Policies, page 9

Stock-Based Compensation, page 10

6.	In future filings please ensure you include all the disclosures required by SFAS 123R. In this regard, we noted you did not disclose a description of your share-based payment arrangements and the aggregate intrinsic value and weighted-average remaining contractual term of RSU and option awards outstanding and currently exercisable. Refer to paragraphs 64 and A240 of SFAS 123R.

Company Response:

Our plan regarding share-based payment arrangements did not change from the description provided in our 2005 Form 10-K with the adoption of SFAS No. 123R. The information regarding the aggregate intrinsic value and weighted-average remaining contractual term of stock option awards outstanding and currently exercisable was intentionally excluded from our SFAS No. 123R discussion because we believe this information is not material. Currently we have no plans to issue any new stock option awards and have not done so since January 26, 2000. As of March 31, 2006 and December 31, 2005, we had 219,590 options outstanding, with a weighted-average exercise price of $32.61 per option, that are fully vested and exercisable. As of March 31, 2006, the weighted average remaining contractual term for stock options was 2.14 years and the aggregate intrinsic value was $28,875.

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

September 15, 2006

At your request, we are filing this letter through the EDGAR system. We are also faxing a copy to Mr. Watson and Mr. Thompson and sending a signed original copy of this letter by overnight courier to Mr. Allegretto. Please feel free to call the undersigned at (785) 575-1625 or Mr. Lee Wages, Vice President, Controller of Westar Energy at (785) 575-6320 if you have any additional questions.

Sincerely,

WESTAR ENERGY, INC.

By:	/s/ Larry D. Irick
Larry D. Irick Vice President, General Counsel and Corporate Secretary

cc:	Mr. Cliff Olsen, Deloitte and Touche LLP

Mr. Michael Contreras, Deloitte and Touche LLP